82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

26 August 2009

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
WESTFIELD TRUST AND WESTFIELD AMERICA TRUST
HALF-YEAR FINANCIAL REPORTS FOR PERIOD ENDED 30 JUNE 2009

Half-Year Financial Reports for the period ended 30 June 2009 for each of Westfield Trust and Westfield America Trust are attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

dlw
9/14

82-35029

Westfield Trust
Half-Year Financial Report

For the half-year ended 30 June 2009

Westfield Management Limited ABN 41 001 670 579
as Responsible Entity of Westfield Trust ARSN 090 849 746
AFS Licence No. 230329

82-35029

WESTFIELD TRUST
INCOME STATEMENT
for the half-year ended 30 June 2009

	Note	30 Jun 09 $million	30 Jun 08 $million
Revenue			
Property revenue		828.0	813.0
		828.0	**813.0**
Share of after tax profits of equity accounted entities			
Property revenue		64.5	60.6
Property revaluations		(43.4)	33.3
Property expenses and outgoings		(17.7)	(18.3)
		3.4	**75.6**
Expenses			
Property expenses and outgoings		(214.2)	(226.3)
Property and funds management costs		(7.6)	(10.2)
Corporate costs		(3.1)	(3.9)
		(224.9)	**(240.4)**
Currency derivatives and exchange differences		(45.6)	45.7
Interest income		10.5	12.6
Financing costs		59.4	(141.9)
Net loss from capital transactions		(16.5)	-
Property revaluations		(699.3)	382.6
Profit / (loss) before tax expense and minority interests		**(85.0)**	**947.2**
Tax benefit / (expense)	3	12.4	(12.1)
Profit / (loss) after tax expense for the period		**(72.6)**	**935.1**
Less: net profit attributable to minority interests		(3.1)	(10.3)
Net profit / (loss) attributable to members of Westfield Trust (WT)		**(75.7)**	**924.8**
Distributions proposed	5	**637.4**	**549.9**
Weighted average number of units entitled to distribution at 30 June (millions)		2,276.4	1,946.5
Distribution proposed per ordinary unit (cents)	5	**28.00**	**28.25**
Distribution proposed per Distribution Reinvestment Plan (DRP) unit (cents)	5	**28.00**	**18.94**
Basic earnings / (loss) per unit (cents)		**(3.44)**	**47.51**
Diluted earnings / (loss) per unit (cents)		**(3.44)**	**42.44**

WESTFIELD TRUST

STATEMENT OF COMPREHENSIVE INCOME

for the half-year ended 30 June 2009

	Note	30 Jun 09 $million	30 Jun 08 $million
Profit / (loss) after tax expense for the period		(72.6)	935.1
Other comprehensive income			
Movements in foreign currency translation reserve			
- Net exchange difference on translation of foreign operations		(15.8)	(92.4)
Movements in asset revaluation reserve			
- Revaluation decrement		-	(59.2)
Total comprehensive income for the period		**(88.4)**	**783.5**
Total comprehensive income attributable to:			
- Members of WT		(91.5)	773.2
- Minority interests		3.1	10.3
Total comprehensive income for the period		**(88.4)**	**783.5**

WESTFIELD TRUST
BALANCE SHEET
as at 30 June 2009

	Note	30 Jun 09 $million	31 Dec 08 $million
Current assets			
Cash and cash equivalents		70.1	144.1
Trade receivables		24.9	17.4
Derivative assets		31.1	35.0
Receivables		2,776.7	1,839.6
Prepayments and deferred costs		13.9	11.2
Total current assets		**2,916.7**	**2,047.3**
Non current assets			
Investment properties		21,921.4	22,221.7
Equity accounted investments		1,573.7	1,612.3
Other investments		1,347.4	1,342.3
Derivative assets		239.1	481.3
Prepayments and deferred costs		10.4	12.1
Total non current assets		**25,092.0**	**25,669.7**
Total assets		**28,008.7**	**27,717.0**
Current liabilities			
Payables and other creditors		1,268.2	1,410.1
Tax payable		12.1	7.8
Interest bearing liabilities		1,064.1	1,617.0
Other financial liabilities		-	1.3
Derivative liabilities		36.3	21.1
Total current liabilities		**2,380.7**	**3,057.3**
Non current liabilities			
Interest bearing liabilities		5,609.1	5,970.3
Other financial liabilities		1,242.1	1,271.8
Deferred tax liabilities		323.9	386.1
Derivative liabilities		301.8	361.0
Total non current liabilities		**7,476.9**	**7,989.2**
Total liabilities		**9,857.6**	**11,046.5**
Net assets		**18,151.1**	**16,670.5**
Equity attributable to members of WT			
Contributed equity	4	10,280.7	8,196.2
Reserves		41.0	56.8
Retained profits		7,635.2	8,221.7
Total equity attributable to members of WT		**17,956.9**	**16,474.7**
Equity attributable to minority interests			
Contributed equity		94.0	94.0
Retained profits		100.2	101.8
Total equity attributable to minority interests		**194.2**	**195.8**
Total equity		**18,151.1**	**16,670.5**

WESTFIELD TRUST

82-35029

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Changes in equity attributable to members of WT		
Opening balance of contributed equity	8,196.2	8,033.8
- Distribution reinvestment plan	194.7	70.4
- Conversion of options	-	0.1
- Issuance of units	1,932.6	-
- Costs associated with the issuance of units	(42.8)	-
Closing balance of contributed equity	10,280.7	8,104.3
Opening balance of reserves	56.8	193.4
- Movements in foreign currency translation reserve	(15.8)	(92.4)
- Movements in asset revaluation reserve	-	(59.2)
Closing balance of reserves	41.0	41.8
Opening balance of retained profits	8,221.7	9,215.3
- Profit / (loss) after tax expense for the period	(75.7)	924.8
- Distribution paid	(510.8)	(446.7)
Closing balance of retained profits	7,635.2	9,693.4
Closing balance of equity attributable to members of WT	**17,956.9**	**17,839.5**
Changes in equity attributable to minority interests		
Opening balance of equity attributable to minority interests	195.8	190.4
Total comprehensive income attributable to minority interest	3.1	10.3
Distributions paid or provided for	(4.7)	(4.5)
Closing balance of equity attributable to minority interests	**194.2**	**196.2**
Total equity	**18,151.1**	**18,035.7**

WESTFIELD TRUST

CASH FLOW STATEMENT

for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	**919.9**	900.4
Payments in the course of operations (including GST)	**(261.7)**	(256.2)
Distributions received from equity accounted entities and other investments	**42.9**	45.5
Income and withholding taxes paid	**(7.8)**	-
Goods and services taxes paid	**(71.6)**	(55.8)
Net cash flows from operating activities	**621.7**	**633.9**
Cash flows from investing activities		
Payments of capital expenditure for property investments	**(197.4)**	(231.8)
Payments for the purchase of other investments	**(395.5)**	(215.6)
Proceeds from the sale of property investments and other investments	**51.9**	7.0
Net outflows for investments in equity accounted investments	**(0.7)**	(55.1)
Net cash flows used in investing activities	**(541.7)**	**(495.5)**
Cash flows from financing activities		
Proceeds from the issuance of units	2,127.3	70.4
Payments for costs associated with the issuance of units	**(40.5)**	-
Net proceeds from interest bearing liabilities	**106.5**	100.8
Interest received	**37.8**	17.6
Financing costs	**(269.4)**	(272.1)
Distributions paid	**(510.8)**	(446.7)
Distributions paid by controlled entities to minority interest	**(4.5)**	(4.5)
Loans received from (advanced to) related entities	(1,599.7)	456.6
Net cash flows used in financing activities	**(153.3)**	**(77.9)**
Net increase / (decrease) in cash and cash equivalents held	**(73.3)**	60.5
Add opening cash and cash equivalents brought forward	**144.1**	90.5
Effects of exchange rate changes on cash and cash equivalents	**(0.7)**	(1.3)
Cash and cash equivalents at the end of the period	**70.1**	**149.7**

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

1_Corporate information

The financial report of Westfield Trust (**WT**) and its controlled entities (collectively the **WT Group**) for the half-year ended 30 June 2009 was approved on 26 August 2009, in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT (**Responsible Entity**).

The nature of the operations and principal activities of WT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the WT Group as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WT as at 31 December 2008.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 (the **Act**).

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, other financial liabilities and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2008 except changes required due to amendments to the accounting standards noted below.

This financial report is presented in Australian dollars.

(b)_Application of new and revised accounting standards

Since 1 January 2009, the WT Group has adopted AASB 8 "Operating Segments", AASB 101 (Revised) "Presentation of Financial Statements", and amendments to AASB 140 "Investment Property" which are mandatory for annual reporting periods beginning on or after 1 January 2009. Adoption of these Standards did not have a significant impact on the amounts recognised in this financial report.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
3_Tax expense		
Current - underlying tax	(13.1)	-
Deferred tax - net fair value movements of investment properties	25.5	(12.1)
	12.4	**(12.1)**
The prima facie tax on profit / (loss) before income tax expense is reconciled to the income tax expense provided in the income statement as follows:		
Accounting profit / (loss) before income tax expense	(85.0)	947.2
Prima facie tax benefit / (expense) on profit at 30% (30 June 2008: 30%)	25.5	(284.2)
Australian trust income / (losses) not assessable	(9.4)	272.1
Prior year under provision	(3.7)	-
Tax benefit / (expense)	**12.4**	**(12.1)**

	30 Jun 09 Number	31 Dec 08 Number
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	1,964,771,035	1,942,195,614
Distribution reinvestment plan	29,515,871	6,460,687
Units issued on exercise of options	-	16,114,734
Issuance of units	282,161,944	-
Balance at the end of the period for WT	2,276,448,850	1,964,771,035

Stapled securities have the right to receive declared dividends from Westfield Holdings Limited (**WHL**) and distributions from Westfield America Trust (**WAT**) and WT and, in the event of winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	30 Jun 09 $million	31 Dec 08 $million
(b)_Amount of contributed equity		
Balance at the beginning of the period	8,196.2	8,033.8
Distribution reinvestment plan	194.7	70.4
Units issued on exercise of options	-	92.0
Issuance of units	1,932.6	-
Costs associated with the issuance of units	(42.8)	-
Balance at the end of the period	10,280.7	8,196.2

	30 Jun 09 $million	30 Jun 08 $million
5_Distributions		
(a)_ Interim distribution proposed		
Ordinary units: 28.00 cents per unit (30 June 2008: 28.25 cents per unit)	629.1	548.7
DRP units: 28.00 cents per unit (30 June 2008: 18.94 cents per unit)	8.3	1.2
	637.4	549.9

Interim distributions proposed are to be paid on 31 August 2009. The record date for entitlement to these distributions was 5pm, 17 August 2009. The Westfield Group Distribution Reinvestment Plan (**DRP**) will operate for this distribution. Units issued under the DRP will rank for distributions from 1 July 2009.

	30 Jun 09 $million	30 Jun 08 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2008	510.8	-
Distribution in respect of the six months to 31 December 2007	-	446.7
	510.8	446.7

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

	30 Jun 09 $million	31 Dec 08 $million
6_Capital expenditure commitments		
Estimated capital expenditure contracted at balance date but not provided for in relation to development properties:		
Due within one year	264.9	160.7
Due between one and five years	388.5	657.1
	653.4	817.8
7_Contingent liabilities		
Performance guarantees	16.3	14.4
Guaranteed borrowings of associates of the Responsible Entity	6,838.7	10,149.4
	6,855.0	10,163.8

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

8_Segment information

	Australia		New Zealand		Consolidated	
	30 Jun 09 $million	30 Jun 08 $million	30 Jun 09 $million	30 Jun 08 $million	30 Jun 09 $million	30 Jun 08 $million
Revenue						
Property revenue	710.4	692.5	117.6	120.5	828.0	813.0
	710.4	**692.5**	**117.6**	**120.5**	**828.0**	**813.0**
Share of after tax profits of equity accounted entities						
Property revenue	64.5	60.6	-	-	64.5	60.6
Property expenses and outgoings	(17.7)	(18.3)	-	-	(17.7)	(18.3)
	46.8	**42.3**	**-**	**-**	**46.8**	**42.3**
Expenses						
Property expenses and outgoings	(184.0)	(194.6)	(30.2)	(31.7)	(214.2)	(226.3)
Property and funds management costs	(7.6)	(10.2)	-	-	(7.6)	(10.2)
Corporate costs	(2.8)	(3.8)	(0.3)	(0.1)	(3.1)	(3.9)
	(194.4)	**(208.6)**	**(30.5)**	**(31.8)**	**(224.9)**	**(240.4)**
Segment Result	**562.8**	**526.2**	**87.1**	**88.7**	**649.9**	**614.9**
Segment revaluations and net loss from capital transactions						
Revaluations of properties and development projects						
- Consolidated	(554.6)	377.9	(144.7)	4.7	(699.3)	382.6
- Equity accounted	(43.4)	33.3	-	-	(43.4)	33.3
Minority interest share of property revaluations	1.6	(5.8)	-	-	1.6	(5.8)
Net loss from capital transactions	(16.5)	-	-	-	(16.5)	-
	(50.1)	**931.6**	**(57.6)**	**93.4**	**(107.7)**	**1,025.0**
Currency derivatives					(45.6)	45.7
Interest income					10.5	12.6
Financing costs					59.4	(141.9)
Tax benefit / (expense)					12.4	(12.1)
Minority interest					(4.7)	(4.5)
Net profit / (loss) attributable to members of WT					**(75.7)**	**924.8**

	Australia		New Zealand		Consolidated	
Segment assets	30 Jun 09 $million	31 Dec 08 $million	30 Jun 09 $million	31 Dec 08 $million	30 Jun 09 $million	31 Dec 08 $million
Segment assets	22,495.2	22,683.9	2,442.3	2,653.9	24,937.5	25,337.8
Corporate assets					3,071.2	2,379.2
Total segment assets	**22,495.2**	**22,683.9**	**2,442.3**	**2,653.9**	**28,008.7**	**27,717.0**
Segment liabilities						
Segment liabilities	1,188.0	1,330.5	80.2	79.6	1,268.2	1,410.1
Corporate liabilities					8,589.4	9,636.4
Total segment liabilities	**1,188.0**	**1,330.5**	**80.2**	**79.6**	**9,857.6**	**11,046.5**
Other segment information						
Investment in equity accounted entities included in segment assets	1,573.7	1,612.3	-	-	1,573.7	1,612.3
Additions to segment non current assets	522.3	1,226.5	39.7	70.2	562.0	1,296.7

WT operates in one business segment being an internally managed, vertically integrated, retail property group.

WESTFIELD TRUST
DIRECTORS' DECLARATION

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust (**WT**) declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that WT will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:
- (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and
- (ii) give a true and fair view of the financial position as at 30 June 2009 and the performance of WT for the half-year ended on that date.

Made on 26 August 2009 in accordance with a resolution of the Board of Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Trust

Report on the Half-Year Financial Report

We have audited the accompanying half-year financial report of Westfield Trust (the Trust), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at half-year end or from time to time during the half year.

Directors' Responsibility for the Financial Report

The directors of Westfield Management Limited, as Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the half-year financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half-year financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 Interim Financial Reporting, and the Corporations Regulations 2001, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Auditor's Opinion

In our opinion, the half-year financial report of Westfield Trust is in accordance with the Corporations Act 2001, including:

i giving a true and fair view of the financial position of Westfield Trust the consolidated entity's financial position as at 30 June 2009 and of its performance for the half year then ended; and

ii complying with Accounting Standards AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001.

S J Ferguson
Partner
Sydney
26 August 2009

Ernst & Young

Liability Limited by a scheme approved under Professional Standards Legislation

WESTFIELD TRUST
DIRECTORS' REPORT
for the half-year ended 30 June 2009

The Directors of Westfield Management Limited (the **Responsible Entity**), the responsible entity of Westfield Trust (**Trust**) submit the following report for the half-year ended 30 June 2009 (**Financial Period**).

Directors

The names of the Directors of the Responsible Entity in office during the half-year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy AC	Executive Chairman
D H Lowy AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
P H Goldsmith QC PC	Non-Executive Director
D M Gonski AC	Non-Executive Director
F G Hilmer AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy	Managing Director – Executive Director
J McFarlane	Non-Executive Director
B M Schwartz AM	Non-Executive Director (appointed 6 May 2009)
J Sloan	Non-Executive Director
G H Weiss	Non-Executive Director
C M Zampatti AC	Non-Executive Director (retired 5 May 2009)

Review of Operations and State of Affairs

The Trust reported a net loss of A$75.7 million and a distribution from retained earnings of A$637.4 million for the Financial Period. The basic loss per unit is 3.44 cents and the distribution per unit is 28.00 cents for the Financial Period.

As at 30 June 2009, the Trust had a A$23.5 billion (consolidated properties: A$21.9 billion and share of equity accounted properties: A$1.6 billion) interest in 56 shopping centres, comprising 13,459 retailers and approximately 4.0 million square metres of retail space.

The Australian and New Zealand operations contributed net property income of A$653.0 million for the six months to 30 June 2009 (A$618.8 million for the six months to 30 June 2008) which reflects comparable shopping centre income growth of approximately 6.2%. This performance reflects the steady retail conditions in Australia which prevailed during the period as well as the quality of the portfolios in both regions.

At 30 June 2009 occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 5.6% over the same time last year.

Retail sales in the Trust's 44 Australian centres totalled $21.2 billion for the 12 months to 30 June 2009, representing a 6.6% increase over the previous year. On a comparable basis, total tenant sales increased 2.9% with sales of specialty store tenants increasing 4.8%.

Retail sales at the Trust's 12 shopping centres in New Zealand totalled NZ$2.1 billion for the 12 months to 30 June 2009, representing a 3.3% increase over the prior year. On a comparable basis, total tenant sales increased 0.1% with sales of specialty stores tenants decreasing 1.5%.

During the Financial Period, the Westfield Group raised $3.3 billion of equity through the placement of new securities and distribution reinvestment plan, of which the Trust's share was $2.1 billion.

Development projects

In Australia the projects to redevelop the Centrepoint, Imperial Arcade and Skygarden properties in the Sydney CBD (A$860 million) is on schedule for completion in 2012.

In New Zealand, the Trust completed the NZ$75 million development at Riccarton in Christchurch.

The current target weighted average yield range for the projects under construction is 8.0% to 8.5%. This reflects the Trust's incremental income yield on the Trust's project cost.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

Subsequent Events

No other matter or circumstance has arisen since the end of the Financial Period that has significantly affected, or may significantly affect:
(i) the Trust's operations in future financial years;
(ii) the results of those operation in future financial years; or
(iii) the Trust's state of affairs in future financial years.

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust and the consolidated entity for the half-year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

S J Ferguson
Partner
Sydney, 26 August 2009

Ernst & Young

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial year of Carindale Property Trust ends on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the financial year of Westfield Trust.

This report is made on 26 August 2009 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
ASX – WDC

Website
westfield.com/corporate

82-35029

Westfield America Trust Half-Year Financial Report

For the half-year ended 30 June 2009

Westfield America Management Limited ABN 66 072 780 619
as Responsible Entity of Westfield America Trust ARSN 092 058 449
AFS Licence No. 230324

Westfield

WESTFIELD AMERICA TRUST
INCOME STATEMENT
for the half-year ended 30 June 2009

	Note	30 Jun 09 $million	30 Jun 08 $million
Revenue			
Property revenue		869.5	656.7
Property development and project management revenue		35.9	34.9
		905.4	**691.6**
Share of after tax profits / (loss) of equity accounted entities			
Property revenue		125.2	97.5
Property revaluations		(259.3)	8.7
Property expenses and outgoings		(45.3)	(35.0)
Net interest expense		(31.8)	(23.9)
		(211.2)	**47.3**
Expenses			
Property expenses and outgoings		(329.4)	(254.9)
Property development and project management costs		(48.6)	(44.8)
Corporate costs		(4.5)	(5.3)
		(382.5)	**(305.0)**
Interest income		11.9	27.1
Net profit from capital transactions		65.9	-
Currency derivatives		74.7	90.7
Financing costs		(7.7)	96.5
Property revaluations		(1,629.4)	(113.2)
Profit / (loss) before tax expense and minority interests		**(1,172.9)**	**535.0**
Tax benefit / (expense)	3	162.7	(2.3)
Profit / (loss) after tax expense		**(1,010.2)**	**532.7**
Less: net (profit) / loss attributable to minority interests		80.5	-
Net profit / (loss) attributable to members of Westfield America Trust (WAT)		**(929.7)**	**532.7**

Distribution paid / proposed	5	**448.3**	**507.4**
Weighted average number of units entitled to distributions at 30 June (millions)		**2,359.5**	**2,023.8**
Distribution per ordinary unit (cents)	5	**19.00**	**25.00**
Distribution per February Distribution Reinvestment Plan (DRP) unit (cents)	5	**19.00**	**16.76**
Basic earnings / (loss) per unit (cents)		**(44.25)**	**26.25**
Diluted earnings / (loss) per unit (cents)		**(44.25)**	**12.53**

WESTFIELD AMERICA TRUST
STATEMENT OF COMPREHENSIVE INCOME
for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Profit / (loss) after tax for the period	**(1,010.2)**	**532.7**
Other comprehensive income		
Movements in foreign currency translation reserve		
- Net exchange difference on translation of foreign operations	(1,125.3)	(497.3)
- Realised and unrealised gains on asset hedging derivatives which qualify for hedge accounting	325.3	137.1
Movements in employee share plan benefits reserve		
- Equity settled share based payment	0.2	-
Total comprehensive income for the period	**(1,810.0)**	**172.5**
Total comprehensive income attributable to:		
- Members of WAT	(1,603.2)	172.5
- Minority interests	(206.8)	-
Total comprehensive income for the period	**(1,810.0)**	**172.5**

WESTFIELD AMERICA TRUST

BALANCE SHEET

as at 30 June 2009

	Note	30 Jun 09 $million	31 Dec 08 $million
Current assets			
Cash and cash equivalents		41.6	1.8
Trade debtors		18.6	25.6
Derivative assets		86.9	60.2
Receivables		506.6	1,005.9
Inventories		23.8	22.6
Tax receivable		7.9	43.9
Prepayments and deferred costs		49.2	59.3
Total current assets		**734.6**	**1,219.3**
Non current assets			
Investment properties		16,194.2	20,493.5
Equity accounted investments		1,581.0	2,160.0
Other investments		513.0	731.1
Derivative assets		921.1	1,066.3
Plant and equipment		103.1	127.3
Deferred tax assets		56.7	131.6
Prepayments and deferred costs		59.2	70.5
Total non current assets		**19,428.3**	**24,780.3**
Total assets		**20,162.9**	**25,999.6**
Current liabilities			
Trade creditors		47.3	44.2
Payables and other creditors		499.8	643.8
Interest bearing liabilities		922.8	1,259.2
Other financial liabilities		131.8	153.1
Tax payable		4.3	-
Derivative liabilities		60.4	39.3
Total current liabilities		**1,666.4**	**2,139.6**
Non current liabilities			
Payables and other creditors		104.7	86.0
Interest bearing liabilities		8,674.7	11,261.0
Other financial liabilities		1,445.7	1,674.8
Deferred tax liabilities		1,180.8	1,634.6
Derivative liabilities		964.4	2,148.4
Total non current liabilities		**12,370.3**	**16,804.8**
Total liabilities		**14,036.7**	**18,944.4**
Net assets		**6,126.2**	**7,055.2**
Equity attributable to members of WAT			
Contributed equity	4	8,316.2	7,425.2
Reserves		(40.3)	633.2
Retained profits		(2,601.6)	(1,003.2)
Total equity attributable to members of WAT		**5,674.3**	**7,055.2**
Equity attributable to minority interests			
Reserves		(126.3)	-
Retained profits		578.2	-
Total equity attributable to minority interests		**451.9**	**-**
Total equity		**6,126.2**	**7,055.2**

WESTFIELD AMERICA TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Changes in equity attributable to the members of WAT		
Opening balance of contributed equity	7,425.2	7,328.3
- Distribution reinvestment plan	84.7	33.2
- Issuance of units	825.2	-
- Costs associated with the issuance of units	(18.9)	-
Closing balance of contributed equity	8,316.2	7,361.5
Opening balance of reserves	633.2	(429.8)
- Movement in foreign currency translation reserve	(673.7)	(360.2)
- Movement in employee share plan benefits reserve	0.2	-
Closing balance of reserves	(40.3)	(790.0)
Opening balance of retained profits	(1,003.2)	411.2
- Profit / (loss) after tax for the period	(929.7)	532.7
- Distribution paid	(353.3)	(410.1)
- Reallocation of Westfield Group net assets on issuance of shares by controlled entities	(315.4)	-
Closing balance of retained profits	(2,601.6)	533.8
Closing balance of equity attributable to members of WAT	**5,674.3**	**7,105.3**
Changes in equity attributable to minority interests		
Opening balance of equity	-	-
Shares issued by controlled entities	352.6	-
Reallocation of Westfield Group net assets on issuance of shares by controlled entities	315.4	-
Total comprehensive income attributable to minority interests	(206.8)	-
Dividends paid or provided for	(9.3)	-
Closing balance of equity attributable to minority interests	**451.9**	**-**
Total equity	**6,126.2**	**7,105.3**

WESTFIELD AMERICA TRUST

CASH FLOW STATEMENT

for the half-year ended 30 June 2009

	30 Jun 09 $million	30 Jun 08 $million
Cash flows from operating activities		
Receipts in the course of operations	987.1	726.8
Payments in the course of operations	(415.8)	(298.0)
Settlement of income hedging currency derivatives	13.8	53.2
Dividends/distributions received from equity accounted entities	43.2	20.5
Withholding taxes received / (paid)	27.6	(35.7)
Net cash flows from operating activities	**655.9**	**466.8**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(270.3)	(323.1)
Proceeds from the sale of property investments	-	123.0
Proceeds from the sale of other investments	101.1	-
Net outflows for investments in equity accounted entities	(5.5)	(15.9)
Payments for the purchases of plant and equipment	(3.6)	(5.9)
Settlement of asset hedging currency derivatives	4.6	40.2
Net cash flows used in investing activities	**(173.7)**	**(181.7)**
Cash flows from financing activities		
Proceeds from the issuance of units	909.9	33.2
Payments for costs associated with the issuance of units	(17.8)	-
Termination of surplus interest rate swaps upon repayment of interest bearing liabilities with the proceeds from the issuance of units	(155.5)	-
Net (repayments of) / proceeds from interest bearing liabilities	(1,276.9)	740.1
Loans received from / (advanced to) related entities	468.2	(338.2)
Financing costs	(392.2)	(258.4)
Interest received	40.7	19.1
Distributions paid	(353.3)	(410.1)
Net cash received by controlled entities from minority interests	343.3	-
Net cash flows used in financing activities	**(433.6)**	**(214.3)**
Net increase in cash and cash equivalents held	48.6	70.8
Add opening cash brought forward	(1.2)	79.5
Effects of exchange rate changes on opening cash brought forward	(5.8)	(6.6)
Cash and cash equivalents at the end of the period	**41.6**	**143.7**

1_Corporate information

This financial report of WAT and its controlled entities for the half-year ended 30 June 2009 was approved on 26 August 2009, in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT (**Responsible Entity**).

The nature of the operations and principal activities of WAT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of WAT and its controlled entities as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WAT as at 31 December 2008.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2009 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 (**Act**).

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit and loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year consolidated financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2008 except for the changes required due to amendments to the accounting standards noted below.

This half-year financial report is presented in Australian dollars.

(b)_Application of new and revised accounting standards

Since 1 January 2009 WAT has adopted AASB 8 "Operating Segments", AASB 101 (Revised) "Presentation of Financial Statements" and amendments to AASB 140 "Investment Property" which are mandatory for annual reporting periods beginning on or after 1 January 2009. Adoption of these Standards did not have a significant impact on the amounts recognised in this financial report.

(c)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	30 Jun 09 $million	30 Jun 08 $million
3_Tax (expense) / benefit		
Current	(8.8)	(5.9)
Deferred	171.5	3.6
	162.7	**(2.3)**
The prima facie tax on profit / (loss) before tax (expense) / benefit is reconciled to the tax (expense) / benefit provided in the financial statements as follows:		
Accounting profit / (loss) before tax	(1,172.9)	535.0
Prima facie withholding tax (expense) / benefit on profit / (loss) at 15% (30 June 2008: 15%)	175.9	(80.3)
Profit / (loss) not assessable / (deductible)	(13.2)	78.0
Tax (expense) / benefit	**162.7**	**(2.3)**

WESTFIELD AMERICA TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2009

	30 Jun 09 Units	31 Dec 08 Units
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	2,047,855,398	2,025,279,977
Distribution reinvestment plan	29,515,871	6,460,687
Units issued on the exercise of options	-	16,114,734
Issuance of units	282,161,944	-
Balance at the end of the period	**2,359,533,213**	**2,047,855,398**

Stapled securities have the right to receive declared dividends from Westfield Holdings Limited **(WHL)** and distributions from Westfield Trust **(WT)** and WAT and, in the event of winding up WHL, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WT or WAT (as the case may be).

	30 Jun 09 $million	31 Dec 08 $million
(b)_Movement in contributed equity attributable to members of WAT		
Balance at the beginning of the period	7,425.2	7,328.3
Distribution reinvestment plan	84.7	33.2
Units issued on the exercise of options	-	63.7
Issuance of units	825.2	-
Costs associated with the issuance of units	(18.9)	-
Balance at the end of the period	**8,316.2**	**7,425.2**

	30 Jun 09 $million	30 Jun 08 $million
5_Distributions		
(a)_Interim distribution proposed		
Ordinary units: 19.00 cents per unit (30 June 2008: 25.00 cents per unit)	442.7	506.3
DRP units: 19.00 cents per unit (30 June 2008: 16.76 cents per unit)	5.6	1.1
	448.3	**507.4**

Interim distributions proposed are to be paid on 31 August 2009. The record date for entitlement to these distributions was 5pm, 17 August 2009. The DRP will operate for this distribution. Units issued under the DRP will rank for distributions from 1 July 2009.

	30 Jun 09 $million	30 Jun 08 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2008	353.3	-
Distribution in respect of the six months to 31 December 2007	-	410.1
	353.3	**410.1**

	30 Jun 09 $million	31 Dec 08 $million
6_Capital expenditure commitments		
Estimated capital expenditure commitments contracted at balance date but not provided for in relation to development projects		
Due within one year	121.9	343.0
Due between one and five years	-	8.1
	121.9	**351.1**

	30 Jun 09 $million	31 Dec 08 $million
7_Contingent liabilities		
Performance guarantees	619.2	727.6
Special tax assessment municipal bonds	47.6	56.1
Guaranteed borrowings of associates of the Responsible Entity	7,853.9	9,302.7
	8,520.7	**10,086.4**

From time to time, in the normal course of business, WAT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WAT.

8_Segmental reporting

Operating segments

WAT's operating segments are as follows:

a) Property investments

Property investment segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres and other operational expenses.

b) Property and project management

Property and project management segment includes external fee income from third parties, primarily property management and development fees, and associated business expenses.

c) Development

The Westfield Group has a global program to redevelop its shopping centres and to develop new shopping centres. The development segment includes revaluation of redevelopments and development projects, and associated development expenses. It also includes income and expenses on properties held for future redevelopment and inter-segmental transactions.

The corporate business unit includes unallocated corporate entity expenses.

Transactions such as the change in fair value of financial instruments, impact of currency hedging, interest income, financing costs, tax expense, net profit from capital transactions and the corporate business unit are not allocated to the above segments and are included in order to facilitate a reconciliation to WAT's net profit attributable to its members.

WAT's operational segment comprises the property investment and property and project management segments, which is consistent with the operational segment as disclosed in prior years' accounts.

WESTFIELD AMERICA TRUST
NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 30 June 2009

8_Segmental reporting (continued)
A_Income and expenses

	Operational				
30 June 2009	Property investments $million	Property and project management $million	Development $million	Corporate $million	Consolidated $million
Revenue					
Property revenue	857.6	-	11.9	-	869.5
Property development and project management revenue	-	35.9	-	-	35.9
	857.6	**35.9**	**11.9**	**-**	**905.4**
Share of after tax profits of equity accounted entities					
Property revenue	121.3	-	3.9	-	125.2
Property expenses and outgoings	(42.1)	-	(3.2)	-	(45.3)
Net interest expense	(29.1)	-	(2.7)	-	(31.8)
	50.1	**-**	**(2.0)**	**-**	**48.1**
Expenses					
Property expenses and outgoings	(322.4)	-	(7.0)	-	(329.4)
Property development and project management costs	-	(28.6)	(20.0)	-	(48.6)
Corporate overheads	-	-	-	(4.5)	(4.5)
	(322.4)	**(28.6)**	**(27.0)**	**(4.5)**	**(382.5)**
Segment Result	**585.3**	**7.3**	**(17.1)**	**(4.5)**	**571.0**
Segment revaluations and net profit from capital transactions					
Revaluations of properties and development projects	(1,371.4)	-	(258.0)	-	(1,629.4)
Equity accounted - revaluations of properties and development projects	(259.3)	-	-	-	(259.3)
Minority interest share of property revaluations	106.0	-	16.8	-	122.7
Net profit from capital transactions					65.9
	(1,524.7)	**-**	**(241.2)**	**-**	**(1,700.1)**
Inter-segmental transactions					
Transfer of completed developments			168.4		168.4
Carrying value of developments sold			(168.4)		(168.4)
	-	-	-	-	-
Currency derivatives					74.7
Interest income					11.9
Financing costs					(7.7)
Tax expense					162.7
Minority interest					(42.2)
Net profit / (loss) attributable to members of WAT					**(929.7)**

B_Assets and liabilities

30 June 2009	Property investments	Property and project management	Development	Corporate	Consolidated
Segment assets	17,622.9	6.9	909.0	-	18,538.8
Group assets					1,624.1
Total segment assets	**17,622.9**	**6.9**	**909.0**	**-**	**20,162.9**
Segment liabilities	596.8	-	55.0	-	651.8
Group liabilities					13,384.9
Total segment liabilities	**596.8**	**-**	**55.0**	**-**	**14,036.7**
Equity accounted associates included in segment assets	**1,581.0**	**-**	**-**	**-**	**1,581.0**
Additions to segment non current assets	**43.0**	**-**	**222.7**	**-**	**265.7**

8_Segmental reporting (continued)

A_Income and expenses

	Operational				
30 June 2008	Property investments $million	Property and project management $million	**Development** $million	**Corporate** $million	**Consolidated** $million
Revenue					
Property revenue	644.6	-	12.1	-	656.7
Property development and project management revenue	-	34.9	-	-	34.9
	644.6	**34.9**	**12.1**	**-**	**691.6**
Share of after tax profits of equity accounted entities					
Property revenue	94.6	-	2.9	-	97.5
Property expenses and outgoings	(32.8)	-	(2.2)	-	(35.0)
Net interest expense	(21.7)	-	(2.2)	-	(23.9)
	40.1	**-**	**(1.5)**	**-**	**38.6**
Expenses					
Property expenses and outgoings	(249.5)	-	(5.4)	-	(254.9)
Property development and project management costs	-	(29.8)	(15.0)	-	(44.8)
Corporate overheads	-	-	-	(5.3)	(5.3)
	(249.5)	**(29.8)**	**(20.4)**	**(5.3)**	**(305.0)**
Segment Result	**435.2**	**5.1**	**(9.8)**	**(5.3)**	**425.2**
Segment revaluations and net profit from capital transactions					
Revaluations of properties and development projects	(186.2)	-	73.0	-	(113.2)
Equity accounted - revaluations of properties and development projects	9.1	-	(0.4)	-	8.7
Minority interest share of property revaluations	-	-	-	-	-
Net profit from capital transactions					-
	(177.1)	**-**	**72.6**	**-**	**(104.5)**
Inter-segmental transactions					
Transfer of completed developments			-		-
Carrying value of developments sold			-		-
	-	**-**	**-**	**-**	**-**
Currency derivatives					90.7
Interest income					27.1
Financing costs					96.5
Tax expense					(2.3)
Minority interest					-
Net profit / (loss) attributable to members of WAT					**532.7**

B_Assets and liabilities

31 December 2008					
Segment assets	22,348.6	16.4	1,322.0	-	23,687.0
Group assets					2,312.6
Total segment assets	**22,348.6**	**16.4**	**1,322.0**	**-**	**25,999.6**
Segment liabilities	756.6	-	17.4	-	774.0
Group liabilities					18,170.4
Total segment liabilities	**756.6**	**-**	**17.4**	**-**	**18,944.4**
Equity accounted associates included in segment assets	**2,160.0**	**-**	**-**	**-**	**2,160.0**
Additions to segment non current assets	**41.4**	**-**	**903.8**	**-**	**945.2**

WESTFIELD AMERICA TRUST
DIRECTORS' DECLARATION

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust (**Trust**) declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

   (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

   (ii) give a true and fair view of the financial position as at 30 June 2009 and the performance of the Trust for the half-year ended on that date.

Made on 26 August 2009 in accordance with a resolution of the Board of Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield America Trust

We have audited the accompanying half-year financial report of Westfield America Trust (the Trust), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at half-year end or from time to time during the half year.

Directors' Responsibility for the Financial Report
The directors of Westfield America Management Limited, as Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the half-year financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half-year financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standard AASB 134 *Interim Financial Reporting, and the Corporations Regulations 2001*, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

Auditor's Opinion
In our opinion, the half-year financial report of Westfield America Trust is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position of Westfield America Trust as at 30 June 2009 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting and the Corporations Regulations 2001*.

S J Ferguson
Partner
Sydney
26 August 2009

Ernst & Young

WESTFIELD AMERICA TRUST
DIRECTORS' REPORT

The Directors of Westfield America Management Limited (**the Responsible Entity**), the responsible entity of Westfield America Trust (**Trust**) submit their report for the half-year ended 30 June 2009 (**Financial Period**).

The Directors

The names of the Directors of the Responsible Entity, in office during the half year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy AC	Executive Chairman
D H Lowy AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
P H Goldsmith QC PC	Non-Executive Director
D M Gonski AC	Non-Executive Director
F G Hilmer AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy	Managing Director – Executive Director
J McFarlane	Non-Executive Director
B M Schwartz AM	Non-Executive Director (appointed 6 May 2009)
J Sloan	Non-Executive Director
G H Weiss	Non-Executive Director
C M Zampatti AC	Non-Executive Director (retired 5 May 2009)

Review and Results of Operations

The Trust reported a net loss of $929.7 million and a distribution of $448.3 million for the Financial Period. Basic loss per unit is 44.25 cents and the distribution per unit is 19.00 cents for the Financial Period.

As at 30 June 2009, the Trust had a $18.8 billion (consolidated properties: $16.2 billion and share of equity accounted properties: $2.6 billion) interest in 55 shopping centres, comprising 8,889 retailers and approximately 5.9 million square metres of retail space.

The Trust's operations contributed net property income of US$441.8 million (US$429.8 million for the six months to 30 June 2008) with a contraction in comparable mall income of 0.6%.

At 30 June 2009, the portfolio of 55 shopping centres was 90.4% leased with new leases totalling 1.2 million square feet completed during the Financial Period. The average rent across the entire portfolio at 30 June 2009 was US$46.33 per square foot, up 2.6% over the same time last year.

During the Financial Period the Trust raised $825.2 million of equity through the placement of new securities.

There were no significant changes in the Trust's state of affairs during the Financial Period.

Development Projects

During the Financial Period the Trust successfully completed the US$120 expansion of Westfield Santa Anita.

Construction continues on the US $180 million redevelopment of Westfield Culver City and the US$80 million redevelopment of Westfield Galleria at Roseville (Stage 2) which are scheduled for completion in the fourth quarter of 2009 and the US$130 million redevelopment of Westfield Valencia which is schedule for completion in the fourth quarter of 2009 and the third quarter of 2010.

Subsequent Events

There are no significant events since the end of the financial period.

Principal Activities

The principal activities of the Trust during the Financial Period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Period.

WESTFIELD AMERICA TRUST
DIRECTORS' REPORT (continued)

Auditor's independence declaration

The Directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001
Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Auditor's independence declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the half year ended 30 June 2009, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

S J Ferguson
Partner
26 August 2009

Ernst & Young

This report is made on 26 August 2009 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7079

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1001
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate